March 10, 2006

As of December 31, 2005 and throughout its term as Special Servicer which was for the period of July 14, 2005 through December 31, 2005, CWCapital Asset Management LLC, in its capacity as Special Servicer has complied in all material respects with the applicable minimum servicing standards set forth in the Mortgage Bankers Association of America's UniformSingle Attestation Program for Mortgage Bankers. The applicable minimum standards are Items VI and VII.

/s/ Kathleen C. Olin
Kathleen C.Olin
Vice President - Special Servicing
CWCapital Asset Management LLC

/s/ David B. Iannarone
David B. Iannarone
Managing Director
CWCapital Asset Management LLC

11200 Rockville Pike, Suite 400, Rockville, MD 20852
301.255.4700 main www.cwcapital.com